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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                 Audible, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   05069A104
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                                (CUSIP Number)

                                 July 15, 1999
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            (Date of Event which Requires Filing of this Statement)


                                 John Seethoff
               Associate General Counsel, Finance and Operations
                               One Microsoft Way
                        Redmond, Washington  98052-6399
                                (425) 882-8080
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. ..................... 05069A104
                                ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Microsoft Corporation        91-1144442

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      State of Washington

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,975,000* shares of common stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,975,000* shares of common stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,975,000* shares of common stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.2%**

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

*  Includes a warrant to purchase 100,000 shares of common stock.

** Based on 27,546,989 shares of common stock outstanding as of November 10, 2000, as reported in the Company's Form 10-Q filed November 13, 2000 for the quarterly period ended September 30, 2000.


Item 1.

     (a)  Name of Issuer:
           Audible, Inc. (the "Company")

     (b)  Address of principal executive offices of the Issuer:
           65 Willowbrook Blvd., Wayne, NJ  07470

Item 2.

     (a)  Name of Person Filing:
           Microsoft Corporation, a Washington corporation

     (b)  Address of Principal Business Office:
           One Microsoft Way, Redmond, Washington 98052
           Attention: Associate General Counsel, Finance and Operations

     (c)  Citizenship:  State of Washington.

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  05069A104

Item 3.   Not Applicable.

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Item 4.   Ownership

     (a) Amount beneficially owned: 1,975,000 shares of common stock, which includes a warrant for 100,000 shares of common stock.

     (b) Percent of class: 7.2% (based on 27,546,989 shares of common stock outstanding as of November 10, 2000, as reported in the Company's Form 10-Q filed November 13, 2000 for the quarterly period ended September 30, 2000).

     (c)  Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 1,975,000 shares of common stock, which includes a warrant for 100,000 shares of common stock

(ii)
Shared power to vote or to direct the vote:  0

(iii)
Sole power to dispose or to direct the disposition of: 1,975,000 shares of common stock, which includes a warrant for 100,000 shares of common stock

(iv)
Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class:  Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:
          Not Applicable.

Item 9.   Notice of Dissolution of a Group:  Not Applicable.

Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 16, 2001

                                       MICROSOFT CORPORATION

                                       By  /s/ Amar Nehru
                                       -----------------------------------------
                                       Amar Nehru
                                       Corporate Development Vice President